EXHIBIT 99.1


                      FY2004 Consolidated Financial Results
                     (April 1, 2003 through March 31, 2004)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document


                                                                    May 11, 2004

Company name                           : Toyota Motor Corporation
Stock exchanges on which the           : Tokyo, Nagoya, Osaka, Fukuoka and
shares are listed                        Sapporo Stock Exchanges in Japan
Code number                            : 7203
Location of the head office            : Aichi Prefecture
URL                                    : http://www.toyota.co.jp
Representative                         : Fujio Cho, President
Contact person                         : Takahiko Ijichi, General Manager,
                                         Accounting Division Tel. (0565) 28-2121
Date of the meeting of the Board       : Tuesday, May 11, 2004
of Directors for FY2004
financial results
Whether or not to be prepared          : Yes
in accordance with accounting
principles generally accepted
in the United States of America

Results of FY2004 (April 1, 2003 through March 31, 2004)

(1) Consolidated financial results                       (Amounts are rounded to the nearest million yen)
---------------------------------------------------------------------------------------------------------
                                                                        Income before income taxes,
                   Net revenues              Operating income           minority interest and equity in
                                                                        earnings of affiliated companies
---------------------------------------------------------------------------------------------------------
                Million yen      %         Million yen       %              Million yen           %
FY2004          17,294,760   (11.6)         1,666,890    (31.1)              1,765,793        (44.0)
FY2003          15,501,553    (9.2)         1,271,646    (16.3)              1,226,652        (26.2)
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
                                                                               Ratio of        Ratio of
                                     Net income    Net income                   income          income
                Net income           per share     per share    Return on    before taxes       before
                                      - basic      - diluted     equity        to total      taxes to net
                                                                                assets         revenues
---------------------------------------------------------------------------------------------------------
             Million yen      %          Yen           Yen           %             %                %
FY2004        1,162,098   (54.8)      342.90        342.86        15.2           8.4             10.2
FY2003          750,942   (34.9)      211.32        211.32        10.4           6.2              7.9
---------------------------------------------------------------------------------------------------------

Note 1: Equity in earnings of affiliated companies: FY2004 120,295 million yen, FY2003 52,835 million yen.
Note 2: Average number of shares issued and outstanding in each year (consolidated): FY2004 3,389,074,481 shares, FY2003 3,553,602,083 shares.
Note 3: Regarding net revenues, operating income, income before income taxes, minority interest and equity in earnings of affiliated companies and net income, the figures in parentheses show percentage of changes from the previous year.

(2) Consolidated financial position
---------------------------------------------------------------------------------------------------------
                                                          Ratio of            Shareholders' equity
             Total assets     Shareholders equity    shareholders' equity           per share
---------------------------------------------------------------------------------------------------------
             Million yen          Million yen                  %                         Yen
FY2004       22,040,228            8,178,567                37.1                    2,456.08
FY2003       20,152,974            7,121,000                35.3                    2,063.43
---------------------------------------------------------------------------------------------------------

Note: Number of shares issued and outstanding at the end of each year (consolidated): FY2004 3,329,921,097 shares, FY2003 3,451,056,696 shares.

(3) Consolidated cash flows
---------------------------------------------------------------------------------------------------------
                                                                                   Cash and cash
             From operating     From investing        From financing           equivalents at the end
               activities         activities            activities                  of the year
---------------------------------------------------------------------------------------------------------
              Million yen         Million yen           Million yen                 Million yen
FY2004         2,283,023          (2,312,784)             242,223                    1,729,776
FY2003         2,085,047          (2,146,407)              37,675                    1,592,028
---------------------------------------------------------------------------------------------------------

                     FY2004 Consolidated Financial Results
                     (April 1, 2003 through March 31, 2004)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document


(4) Scope of consolidation and equity method

    Number of consolidated subsidiaries           554 companies
    Number of affiliated companies                228 companies
    Number of affiliated companies accounted       53 companies
      for under the equity method

(5) Changes in scope of consolidation and equity method

    Consolidated subsidiaries
           {increase}           75 companies     Toyota Auto Body Co., Ltd., Kanto Auto Works, Ltd.,
                                                 P.T. Toyota Motor Manufacturing Indonesia, etc.
           (decrease)           21 companies     T&K Autoparts Sdn. Bhd., Toyota Vista Shizuoka Co., Ltd., etc.

    Affiliated companies accounted for under the equity method
           (increase)              1 company     P.T. Toyota-Astra Motor
           (decrease)            6 companies     Toyota Auto Body Co., Ltd., Kanto Auto Works, Ltd.,
                                                 P.T. Toyota Motor Manufacturing Indonesia, etc.

Note: Effective from FY2004. Toyota prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements for FY2003 have also been prepared in accordance with accounting principles accepted in the United States of America.